JOHN HANCOCK DISTRIBUTORS LLC
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2015

Assets		
Money market securities - trading (cost $17,992,977)	$	17,992,977
Accounts receivable		1,172,624
Deferred selling commissions		592,784
Due from affiliated companies		2,877,928
Other assets		275,044
Total assets	$	22,911,357
Liabilities		
Accounts payable & accrued expenses	$	227,292
Cash overdraft		364,789
Commissions and distribution expenses payable		40
Due to affiliated companies		12,298,534
Deferred income taxes, net		207,474
Total liabilities		13,098,129
Member's equity		
Member's capital		6,748,309
Retained earnings / (deficit)		3,064,919
Total equity		9,813,228
Total liabilities & equity	$	22,911,357

The accompanying notes are an integral part of these financial statements.